June 6, 2016

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.

Registration Statement on Form S-1

Filed May 31, 2016

File No. 333-209940

Dear Mr. Mancuso:

This letter sets forth the responses of Atkore International Group Inc. (the “Registrant”) to the comments contained in your letter, dated June 3, 2016, relating to the Registration Statement on Form S-1, File No. 333-209940, filed by the Registrant on May 31, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 5.

Underwriting, page 150

1.    Please complete the blank in the second paragraph on page 151. Also, please tell us which provision of which exhibit to this registration statement includes the underwriters’ agreement mentioned in that paragraph.

In response to the Staff’s comment, the Registrant respectfully notes that the blank in the second paragraph on page 151 is an amount dependent upon the offering price and in accordance with Rule 430A will be completed in the final prospectus. In

Russell Mancuso	2	June 6, 2016

addition, the Registrant is filing herewith as exhibit 1.1 an updated version of the form of Underwriting Agreement, which includes the underwriters’ agreement mentioned in the second paragraph on page 151 of the prospectus. Such agreement can be found on page 12 of exhibit 1.1 in the last sentence of Section 7.

Exhibit 1.1

2.    Please file the complete agreement, including all annexes.

In response to the Staff’s comment, the Registrant has filed a revised exhibit 1.1, including all annexes.

Exhibit 5.1

3.    Given that clause (b) in the second paragraph of exhibit 5.1 addresses counsel’s reliance on the individuals mentioned in clause (a) for factual matters, clause (a) appears to indicate that counsel is relying on the individuals for purposes other than factual matters. Please provide us your analysis of why such reliance for purposes other than factual matters is necessary and appropriate for the opinion required to be filed by Regulation S-K Item 601(b)(5). For guidance, please see Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission’s website.

In response to the Staff’s comments, the Registrant has filed a revised exhibit 5.1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Laurie Abbott

Kristin Lochhead

Gary Todd

U.S. Securities and Exchange Commission

Daniel S. Kelly, Esq.

Atkore International Group Inc.

Enclosures